UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MDU Communications International Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

582828109

 (CUSIP Number)

Jonathan R. Ordway, 245 Mountain View St., Decatur, GA 30030
(404) 784-0906

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582828109	Page 2 of 6
1. Names of Reporting Persons. Jonathan R. Ordway
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) Personal Funds, Borrowed Funds
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
Number of Shares	7. Sole Voting Power: 10864500
Beneficially Owned by	8. Shared Voting Power All Reporting Persons: 0
Each Reporting Person With:	9. Sole Dispositive Power 10864500
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person Jonathan R Ordway: 10864500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SeeInstructions)	☐
13. Percent of Class Represented by Amount in Row (11) JRO: 20.2%
14. Type of Reporting Person (See Instructions) JRO: IN

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.001 par value, of MDU Communications International Inc. (the "Issuer"). The Issuer's principal executive offices are located at 60-D Commerce Way, Totowa, New Jersey 07512.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Jonathan R Ordway

The business address for the Acquirer is 1868 Tucker Industrial Road, Tucker, GA 30084.

During the last five years, the Acquirer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Acquirer is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Acquirer purchased the securities of the Issuer, as identified in Item 5 below, for $5,179,133, which Acquirer purchased with personal funds of $179,133 and a personal borrowing of $5,000,000 using acceptable securities as collateral for the loan.

ITEM 4. PURPOSE OF TRANSACTION

(a) The Acquirer is holding the interests in the Issuer identified in Item 5 below for investment purposes. The Acquirer may transfer or sell any of the foregoing, and may acquire additional shares of the Issuer.

Except as provided herein, the Acquirer has no other present plans or proposals that relate to or would result in:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Acquirer is currently analyzing the investments in the Issuer, and is in current contact with other shareholders and third parties. Despite the lack of present plans or proposals, Acquirer is considering each of the items in above-listed subitems (a) through (j), to determine whether such actions, courses of action, or results are appropriate. Acquirer will continue to review the Acquirer's investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

None other than those listed herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedule of Transactions for the past 60 days for Acquirer

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/13/2009
Date

/s/Jonathan R. Ordway
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

-Exhibit A-

TRANSACTIONS IN THE PAST SIXTY (60) DAYS

Date	Purchase/Sale	Shares	Unit Price	Transaction Amount
09/14/2009	Purchase	35,000	$0.41	$14,350
10/06/2009	Purchase	1,000	$0.50	$500
10/15/09	Purchase	10,416,667	$0.48	$5,000,000